SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

The Radiant Creations Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

750248106

(CUSIP Number)

February 4, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Steven M. Mariano
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 5,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,000,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Six Points Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 5,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,000,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Six Points Financial, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 5,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,000,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Six Points Investment Partners, LLC,
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 5,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,000,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12.	TYPE OF REPORTING PERSON OO

Item 1.

(a). Name of Issuer: The Radiant Creations Group, Inc. (the “Company”)

(b). Address of Issuer’s Principal Executive Offices:

1313 S. Killian Drive, Suite B

Lake Park, Florida 33403

Item 2.

(a). Name of Persons Filing:

Steven M. Mariano

Six Points Capital, LLC

Six Points Financial, LLC

Six Points Investment Partners, LLC

Steven M. Mariano is the manager and sole member of Six Points Investment Partners, LLC (“SPIP”). SPIP is the manager of Six Points Capital, LLC (“SPC”), which is the manager of Six Points Financial, LLC (“SPF”). Steven M. Mariano, SPC, SPF and SPIP have entered into a joint filing agreement, which is filed herewith, under which such persons have agreed to jointly file this Schedule 13G.

(b). Address of Principal Business Office or, if None, Residence:

401 East Las Olas Boulevard, Suite 1650

Fort Lauderdale, Florida 33301-4252

(c). Citizenship:

Each of SPC, SPF and SPIP is organized in Delaware. Steven M. Mariano is a citizen of the U.S.A.

(d). Title of Class of Securities:

The class of equity securities of the Company to which this filing on Schedule 13G relates is common stock, par value $0.00001 per share (the “Common Stock”).

(e). CUSIP Number: 750248106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c) check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [	] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [	] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [	] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [	] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [	] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [	] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [	] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); or

(k) [	] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not	applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

Steven M. Mariano	5,000,000
Six Points Capital, LLC	5,000,000
Six Points Financial, LLC	5,000,000
Six Points Investment Partners, LLC	5,000,000

(b)	Percent of class:

Steven M. Mariano	8.1%
Six Points Capital, LLC	8.1%
Six Points Financial, LLC	8.1%
Six Points Investment Partners, LLC	8.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Steven M. Mariano	5,000,000
Six Points Capital, LLC	5,000,000
Six Points Financial, LLC	5,000,000
Six Points Investment Partners, LLC	5,000,000

(ii)	Shared power to vote or to direct the vote:

Steven M. Mariano	0
Six Points Capital, LLC	0
Six Points Financial, LLC	0
Six Points Investment Partners, LLC	0

(iii)	Sole power to dispose or to direct the disposition of:

Steven M. Mariano	5,000,000
Six Points Capital, LLC	5,000,000
Six Points Financial, LLC	5,000,000
Six Points Investment Partners, LLC	5,000,000

(iv)	Shared power to dispose or to direct the disposition of:

Steven M. Mariano	0
Six Points Capital, LLC	0
Six Points Financial, LLC	0
Six Points Investment Partners, LLC	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [            ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than the activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2014

/s/ Steven M. Mariano
Steven M. Mariano

SIX POINTS CAPITAL, LLC

By:	Six Points Investment Partners, LLC, its Manager

By:	/s/ Steven M. Mariano
Name:	Steven M. Mariano
Title:	Manager

SIX POINTS FINANCIAL, LLC

By:	Six Points Capital, LLC, its Manager

By:	Six Points Investment Partners, LLC, its Manager

By:	/s/ Steven M. Mariano
Name:	Steven M. Mariano
Title:	Manager

SIX POINTS INVESTMENT PARTNERS, LLC

By:	/s/ Steven M. Mariano
Name:	Steven M. Mariano
Title:	Manager

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of The Radiant Creations Group, Inc., dated as of February 12, 2014, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 12, 2014

/s/ Steven M. Mariano
Steven M. Mariano

SIX POINTS CAPITAL, LLC

By:	Six Points Investment Partners, LLC, its Manager

By:	/s/ Steven M. Mariano
Name:	Steven M. Mariano
Title:	Manager

SIX POINTS FINANCIAL, LLC

By:	Six Points Capital, LLC, its Manager

By:	Six Points Investment Partners, LLC, its Manager

By:	/s/ Steven M. Mariano
Name:	Steven M. Mariano
Title:	Manager

SIX POINTS INVESTMENT PARTNERS, LLC

By:	/s/ Steven M. Mariano
Name:	Steven M. Mariano
Title:	Manager